UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

rue21, inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781295100

(CUSIP Number)

Robert Fisch

800 Commonwealth Drive

Warrendale, PA 15086

(724) 776-9780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781295100

1	NAME OF REPORTING PERSON Robert Fisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 to Schedule 13D relates to common stock, par value $0.001 per share (“Common Stock” or “Shares”) of rue21, inc. (“rue21” or the “Company”) and amends the statement on Schedule 13D filed by Robert Fisch relating to the Shares on February 14, 2013 (the “Initial Statement” and together with this Amendment No. 1, the “Schedule 13D”).

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and restated as follows:

“On May 23, 2013, the Company, Rhodes Holdco, Inc. (“Parent”) and Rhodes Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on October 10, 2013 (the “Effective Time”), Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

At the Effective Time, each issued and outstanding share of Common Stock of the Company was cancelled and automatically converted into the right to receive $42.00 per share in cash (the “Per Share Merger Consideration”), without interest (except for (i) shares owned by Parent, Merger Sub, rue21 or any direct or indirect wholly-owned subsidiary of Parent or rue21, and in each case not held on behalf of third parties, (ii) shares as otherwise agreed to in writing before the effective time of the Merger between Parent or its affiliates and the holder of such shares, and (iii) shares owned by shareholders who did not vote in favor of adoption of the Merger Agreement or consented thereto in writing and who have properly demanded and not withdrawn a demand for appraisal).

In addition, at the Effective Time, (i) each outstanding stock option to purchase Shares was cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Per Share Merger Consideration over the exercise price for such option, (ii) each restricted stock unit award and deferred stock unit award of the Company was cancelled and converted into the right to receive an amount in cash equal to the Per Share Merger Consideration and (iii) each performance stock unit award of the Company which became vested on or prior to the Effective Time was cancelled and converted into the right to receive an amount in cash equal to the Per Share Merger Consideration.

As a result of the transactions described above, Mr. Fisch no longer beneficially owns any Shares.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

As a result of the transactions described in Item 4, as of October 10, 2013, Mr. Fisch no longer beneficially owns any Shares. Other than the disposition of Shares in connection with the Merger as described in Item 4, there have been no transactions by Mr. Fisch in the Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2013

/s/ Robert Fisch
Robert Fisch